                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                     --------------------------------------

                                 AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D
                                 (RULE 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                ELECTROPURE, INC.
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
                         (Title of Class of Securities)

                                     286133
                                 (CUSIP Number)

                               Catherine Patterson
                                Electropure, Inc.
                           23251 Vista Grande, Suite A
                             Laguna Hills, CA 92653
                                 (714) 770-9347
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 14, 1997
             (Date of Event Which Requires Filing of this Statement)

               If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box [ ].

                         (Continued on following pages)

                               (Page 1 of 9 pages)

               The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              13D - AMENDMENT NO. 1

      CUSIP NO. 286133                                         PAGE 2 OF 9 PAGES

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               FLOYD H. PANNING

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                       (a)   [ ]
                                                                       (b)   [ ]

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3    SEC USE ONLY

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4    SOURCE OF FUNDS

               PF

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)
                                                                             [ ]

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6    CITIZENSHIP OR PLACE OR ORGANIZATION

               CALIFORNIA, USA

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        NUMBER OF          7       SOLE VOTING POWER
         SHARES                             519,840
                      ----------------------------------------------------------
      BENEFICIALLY         8       SHARED VOTING POWER
        OWNED BY                            NONE
                      ----------------------------------------------------------
          EACH             9       SOLE DISPOSITIVE POWER
        REPORTING                           519,840
                      ----------------------------------------------------------
         PERSON            10      SHARED DISPOSITIVE POWER
          WITH                              NONE
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               519,840

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               10.0% OF THE COMMON STOCK
               6.2% OF VOTING POWER

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

               IN

--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


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                                                               PAGE 3 OF 9 PAGES


         This Amendment No. 1 amends, in relevant part as follows, the Schedule 13D, filed June 2, 1997, of Floyd H. Panning (the "Reporting Person") with respect to the common stock, $0.01 par value per share ("Common Stock") of Electropure, Inc., a California corporation, formerly HOH Water Technology Corporation.

ITEM 1.  SECURITY AND ISSUER

         Common Stock, $0.01 par value, of Electropure, Inc., a California corporation ("Electropure"). Electropure's principal executive office is located at 23251 Vista Grande, Suite A, Laguna Hills, California 92653.

ITEM 2.  IDENTITY AND BACKGROUND

         (a)      Floyd H. Panning

         (b)      317 Calle Chueca, San Clemente, CA  92673

         (c) President, Electropure, Inc., 23251 Vista Grande, Suite A, Laguna Hills, CA

         (d)      Not applicable

         (e)      Not applicable

         (f)      U.S.A.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Of the $125,000 used to acquire the shares of Common Stock of Electropure indicated below, $100,000 was the investment value granted Mr. Panning in EDI Components, the exclusive licensee of Electropure, for two years' of service as its President beginning in April, 1992. The balance of $25,000 is in the form of a note receivable due the Company on the exercise of 50,000 warrants. Such note is payable once the Company has satisfied certain obligations to Mr. Panning for deferred wages due him. Consequently, the funds utilized to purchase the shares in question are or will be from Mr. Panning's personal funds.

ITEM 4.  PURPOSE OF THE TRANSACTION

         Effective August 14, 1992, Electropure entered into a License Termination Agreement with its licensee, EDI Components, to terminate a July, 1992 agreement granting EDI exclusive manufacturing and marketing rights to the Company's patented water purification technology. The agreement provides for the initial issuance of 362,500 shares of Electropure Common Stock valued, for purposes of such transaction, at $2.00 per share. Such shares are to be distributed to the shareholders of EDI Components in amounts commensurate with their capital investment in such entity. Pursuant to Mr. Panning's $100,000 investment in EDI Components, as described above, Mr. Panning received 50,000 shares of the 362,500 shares issued pursuant to the License

                                                               PAGE 4 OF 9 PAGES

Termination Agreement. The License Termination Agreement provides for additional issuances of shares to the EDI investors. See Item 6. "Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer."

         Pursuant to the terms of an Employment Agreement entered into with Mr. Panning on August 14, 1997, the Company has granted him 125,000 ten-year warrants to purchase Common Stock at $0.28125 per share. Such warrants are exercisable in increments of 25,000 annually. See Item 6. - "Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer."

         Concurrent with the execution of the above License Termination Agreement and Employment Agreement, Mr. Panning was named to the Company's Board of Directors on August 14, 1997. On such date, the Board of Directors authorized the granting of 10,000 warrants to each Director as annual consideration for service on the Board. As a result, Mr. Panning was granted 10,000 ten-year warrants to purchase Common Stock at $0.375 per share.

         Mr. Panning may in the future acquire, hold and dispose of shares of Common Stock or warrants or options for such Common Stock or other securities of Electropure and such transactions may be in the open market, privately or directly from Electropure.

         Except as set forth above, Mr. Panning does not have any plans or proposals which may have, which related to or which would result in:

          (a) The acquisition by any person of additional securities of Electropure, or the disposition of securities of Electropure;

          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Electropure or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of Electropure or any of its subsidiaries;

          (d) Any change in the present Board of Directors or management of Electropure, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

          (e) Any material change in the present capitalization or dividend policy of Electropure;

          (f) Any other material change in Electropure's business or corporate structure;

          (g) Changes in Electropure's charter, bylaws or instruments, correspondence thereto or other actions which may impede the acquisition or control of Electropure by any person;

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                                                               PAGE 5 OF 9 PAGES

          (h) Causing a class of securities of Electropure to be delisted from a national securities exchange or to cease to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of Electropure becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

          (j)  Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER

          (a)  Mr. Panning owns the following shares of Electropure:

               519,840 shares of Common Stock with one vote per share(1).

               Mr. Panning owns beneficially 7.4% of the Common Stock; 10.0% if all of the warrants described in in Item 6 are exercised. Mr. Panning owns 6.2% of the voting power of all classes of stock of Electropure.

          (b) Mr. Panning has the sole voting and dispositive power over the shares he owns.

          (c) Since June 2, 1997, Mr. Panning has entered into the following transactions with regard to Electropure's Common Stock:

               On August 14, 1997, Mr. Panning received 50,000 shares of Common Stock, valued at $2.00 per share, as part of an initial issuance of shares to the investors of EDI Components ("EDI"), in accordance with the terms of the License Termination Agreement entered into between the Company and EDI.

               Also on August 14, 1997, pursuant to the terms of a five-year Employment Agreement entered into with the Company, Mr. Panning was granted 125,000 ten-years warrants to purchase Common Stock at $0.28125 per share. Such warrants are exercisable in increments of 25,000 each year on a cumulative basis.

               Concurrent with the execution of the above employment agreement, Mr. Panning was named to the Company's Board of Directors. On August 14, 1997, Mr. Panning, along with each of the Company's Directors, was granted 10,000 ten-year warrants to purchase Common Stock at $0.375 per share.

               On August 22, 1997, Mr. Panning exercised his right to purchase 50,000 shares of the Company's Common Stock at $0.50 per share. Mr. Panning issued a Full Recourse Promissory Note for the $25,000 purchase price, secured by the shares,

--------
(1) Includes warrants for 125,000 shares of Common Stock exercisable at $0.28125 per share; 10,000 shares exercisable at $1.25 per share; and 10,000 shares exercisable at $0.375 per share.

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                                                               PAGE 6 OF 9 PAGES

               payable once the Company has reimbursed Mr. Panning for wages he deferred while employed by EDI Components. Of the warrants exercised, 40,000 had been issued pursuant to the July, 1992 license arrangement between the Company and EDI Components whereby the Company issued warrants to all EDI investors in conjunction with their capital investment in that entity. The balance of 10,000 warrants exercised had been issued to Mr. Panning in February, 1993 as a bonus for services rendered to the Company.

               The following Warrants are currently exercisable by Mr. Panning:

                DATE GRANTED                    PURCHASE PRICE                   NO. OF SHARES
                ------------                    --------------                   -------------
                  12/17/92                          $1.25                           10,000
                  08/14/97                          $0.375                          10,000
                  08/14/97                          $0.28125                       125,000

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

     Pursuant to the transactions described in Item 5 above and the Schedule 13D filed June 2, 1997, Mr. Panning has the right, until December 17, 2002 to purchase 10,000 shares of Electropure's Common Stock at $1.25 per share. Additionally, Mr. Panning has the right, until August 14, 2007 to purchase 10,000 shares of Common Stock at $0.375 per share. Finally, Mr. Panning currently holds the right to purchase, at $0.28125 each, 125,000 shares of Common Stock until August 14, 2007, subject to the terms of his Employment Agreement with the Company.

     In addition to the 362,500 shares of Common Stock (valued at $725,000) issued to the investors of EDI Components (of which Mr. Panning received 50,000 shares) pursuant to the License Termination Agreement described in Item 4 above, the Company has agreed to issue Additional Shares upon the Common Stock of the Company first having a per share market value for thirty consecutive trading days equal to or in excess each of $3.00, $4.00 and $5.50 per share (each a "Trigger Value"). The aggregate value of such Additional Shares shall equal $675,006, $675,012 and $674,982, respectively, for a total additional value of $2,025,000. Of such Additional Shares, if and when issued by the Company, Mr. Panning is to receive 33,333, 25,000 and 18,182 shares valued at $99,999, $100,000 and $100,001, respectively, for a total additional value of $300,000. If all of the Additional Shares are issued pursuant to the License Termination Agreement, Mr. Panning will have received 126,515 shares of the Company's Common Stock valued at $400,000.

     On August 14, 1997, the Company entered into a five-year Employment Agreement (effective 08/05/97) with Mr. Panning engaging him as the Company's President and Chief Executive Officer. Mr. Panning has the unilateral option to extend such employment for a period of two (2) years. The Agreement provides Mr. Panning with five weeks' vacation, the use of a company car and cellular telephone and participation in any benefit programs offered by the Company (none at this time). In addition to the 125,000 Warrants granted to Mr. Panning

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                                                               PAGE 7 OF 9 PAGES

pursuant to the Employment Agreement, as described in Items 4 and 5 above, the terms of such Employment Agreement also provide for the following:

     (a) A base monthly salary of $6,500 increasing to $8,000 per month once the Company has realized a minimum of $1 million in financing. Each year thereafter, the base salary shall automatically increase by an amount equal to five (5%) percent.

     (b) Upon realizing the above minimum financing, the Company has agreed to reimburse Mr. Panning for certain wages deferred while he was employed at EDI Components (a total of $63,700 was deferred). A $25,000 promissory note issued by Mr. Panning, in consideration for his exercise of 50,000 warrants to purchase Common Stock at $0.50 per share, will be satisfied (including accrued interest) with such deferred wages, net of normal federal, state and local income and payroll taxes. Mr. Panning agreed to waive any remaining balance of deferred wages after payment of such promissory note.

     (c) Mr. Panning has the right to nominate, subject to shareholder approval, one person to the Company's Board of Directors during the term of his employment. In the meantime, Mr. Panning has been named to the Company's Board of Directors.

     (d) Mr. Panning may, without cause, terminate his employment and retain the right to a the following percentage of his base monthly salary:

             YEAR OF                           PERCENT
           TERMINATION                        OF SALARY
           -----------                        ---------
                1                                60%
                2                                70%
                3                                80%
                4                                90%
                5                               100%
                6                                0%
                7                                0%

     (e) Any termination of employment by the Company shall immediately vest all 125,000 warrants granted to Mr. Panning under the employment agreement. In addition, termination by the Company of Mr. Panning's employment without cause, shall automatically accelerate the issuance of Additional Shares due EDI's investors under the License Termination Agreement at the then fair market value; provided, however, Mr. Panning's successor has not been approved by simple majority vote of such EDI investors (excluding Mr. Panning).


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                                                               PAGE 8 OF 9 PAGES

ITEM 7.  EXHIBITS

          10.11.A Subscription Agreement - 07/28/88 *

          10.11.B Subscription Agreement - 08/18/88 *

          10.11.C Warrants for 10,000 shares (Warrant No. 359 - 12/17/92) *

          10.11.D Warrants for 10,000 shares (Warrant No. 372 - 02/25/93) *

          10.11.E Warrants for 20,000 shares (Warrant No. E-1008 - 04/20/92) *

          10.11.F Warrants for 20,000 shares (Warrant No. E-1021 - 04/20/93) *

          10.11.G Stock Right Agreement No. E-1008 - 04/20/92 *

          10.11.H Stock Right Agreement No. E-1021 - 04/20/93 *

          10.11.I Warrants for 10,000 shares (Warrant No. A-3010 - 08/14/97)

          10.11.J Full Recourse Term Note and Security Agreement - 08/22/97

          10.47.8 License Termination Agreement dated August 14, 1997 (effective 08/05/97) **

          10.47.9 Employment Agreement dated August 14, 1997 (effective 08/05/97), including exhibits thereto, particularly Warrant No. A-3001 (08/14/97) to purchase 125,000 shares. **

--------------
* Previously filed in connection with Schedule 13D filed on June 2, 1997 by the Reporting Person.

** Previously filed in connection with Issuer's Form 10-QSB for the fiscal quarter ended July 31, 1997.


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                                                               PAGE 9 OF 9 PAGES


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule 13D is true, complete and correct.

Dated:            August 22, 1997

                                              /S/  FLOYD H. PANNING
                                              ----------------------------------
                                              FLOYD H. PANNING

                                 AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D

                                FLOYD H. PANNING
                           (Name of Reporting Person)

                                INDEX TO EXHIBITS
                                -----------------

                                                                                PAGE
                                                                             SEQUENTIALLY
                                                                               NUMBERED
                                                                             ------------
10.11.I      Warrants for 10,000 shares (Warrant No. A-3010 - 08/14/97)

10.11.J      Full Recourse Term Note and Security Agreement - 08/22/97